FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant’s name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the interim unaudited consolidated financial statements of Performance Shipping Inc. for the six months ended June 30, 2023.

The information contained in this Report on Form 6-K (excluding the statements attributed to the Company’s Chief Executive Officer) is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333-271398), filed with the SEC with an effective date of May 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: August 4, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2023

Our Operations

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages, and also through pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under our pool arrangements, the pool manager charters our vessels, prices the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. We receive a portion of the total revenues generated by the pool, net of expenses incurred by the pool, and the amount allocated to our participating vessel, is determined in accordance with an agreed-upon formula determined by the margins allocated to our participating vessel based on her age, design and other performance characteristics. In all three types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers, and to related party brokers when they are involved, for the arrangement of the relevant charter.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days, including ballast leg. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following tables reflect our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated.

	For the six months ended June 30,
	2023	2022
Ownership days	1,448	905
Available days	1,408	875
Operating days, including ballast leg	1,390	855
Fleet utilization	99%	98%
Time charter equivalent (TCE) rate	$41,526	$18,888
Daily vessel operating expenses	$7,135	$6,936

	For the six months ended June 30,
	2023	2022
	(in thousands of U.S. dollars, except for available days and TCE rate)
Voyage and time charter revenues	$60,984	$25,275
Less: voyage expenses	(2,515)	(8,748)

Time charter equivalent revenues	$58,469	$16,527

Available days	1,408	875
Time charter equivalent (TCE) rate	$41,526	$18,888

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days that our vessels operate, and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, or through pool arrangements, generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, or through pool arrangements, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed on time charter voyages, spot voyages or through pool arrangements. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and to Pure Brokerage and Shipping Corp. (or “Pure Brokerage”), a related party shipbroker.  Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions, inflationary pressures or the war in Ukraine, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

 Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for our tanker vessels from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of June 30, 2023, our aggregate outstanding debt, amounted to $120.0 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The following table presents interim unaudited results of operations for the six month periods ended June 30, 2023 and 2022. This information was derived from the interim unaudited financial statements of operations for the respective periods.

Results of Operations	For the Six Months Ended June 30,
	2023	2022	Variation	% change
	in millions of U.S. dollars
Revenue	61.0	25.3	35.7	141%
Voyage expenses	(2.5)	(8.7)	6.2	(71%)
Vessel operating expenses	(10.3)	(6.3)	(4.0)	63%
Depreciation and amortization of deferred charges	(7.5)	(4.1)	(3.4)	83%
General and administrative expenses	(3.4)	(3.3)	(0.1)	3%
Reversal / (Provision) for credit losses and write offs	0.1	(0.1)	0.2	(200%)
Foreign currency gains / (losses)	0.0	0.1	(0.1)	(100%)
Interest and finance costs	(5.4)	(1.1)	(4.3)	391%
Interest income	1.2	0.0	1.2	-
Changes in fair value of warrants’ liability	0.9	0.0	0.9	-
Net income	34.1	1.8	32.3	1.794%

For the six months ended June 30, 2023, compared to the six months ended June 30, 2022

Net income for the six months ended June 30, 2023, amounted to $34.1 million, compared to net income of $1.8 million for the same period in 2022. The increase in net income for the six months ended June 30, 2023 was mainly attributable to the higher revenues by 35.7 million that the Company generated during the period ended June 30, 2023 compared to similar period in 2022, as a result of the overall improved market conditions in the tankers’ industry, the increase by 543 in fleet ownership days  as a consequence of the purchase of the new vessels during 2022 and the increase by 14% in the fleet utilization deriving from the increased employment of vessels in time charters and pool arrangements.

Voyage and Time Charter Revenues for the six months ended June 30, 2023, amounted to $61.0 million, compared to $25.3 million for the same period in 2022. The increase in time charter revenues is mainly attributable to the increased time-charter equivalent rates (TCE rates) by $22,638 and the increase in available days by 533 as a consequence of the purchase of the new vessels during 2022, which was a combined result of the improved tanker charter rate environment achieved during the six months ended June 30, 2023, of decreased voyage expenses by $6.2 million as a consequence of the shift in the vessel’s employment strategy from spot to pool arrangements, and of the improvement in the vessels’ utilization by 14% deriving from the increased employment of vessels in time charters and pool arrangements.

Voyage Expenses for the six months ended June 30, 2023, amounted to $2.5 million, compared to $8.7 million for the same period in 2022. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The decrease of the voyage expenses was mainly attributable to the decrease of spot charters and the increase of pool charters and time-charter voyages, and also to the increase of the fleet utilization that contributed to the decrease of certain voyage expenses, such as the bunkers costs. Such decrease was partially offset by the increase in voyage expenses due to the increase in the number of vessels owned in the two periods.

Vessel Operating Expenses for the six months ended June 30, 2023 amounted to $10.3 million, compared to $6.3 million for the same period of 2022 and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The increase in vessel operating expenses was mainly attributable to increase in the average number of tanker vessels owned by us, after the acquisition of four tanker vessels in the second half of 2022 (and the disposal of one tanker vessel also within the same period) and was also reinformed by the slight increase in the daily operating expenses of our tanker vessels. The daily operating expenses mainly increased due to slightly increased daily crew, stores and spare costs.

Depreciation and amortization of deferred charges for the six months ended June 30, 2023 amounted to $7.5 million, compared to $4.1 million for the same period in 2022, and represents the depreciation and amortization expense of our tanker vessels. The increase of $3.4 million was attributable to the increase in depreciation, due to the expansion of our fleet and the improvement costs that were capitalized as vessels’ costs during the period.

Interest and Finance Costs were $5.4 million for the period ended June 30, 2023, compared to $1.1 million for the same period in 2022. The increase is mainly attributable to the increase of our average debt outstanding, and also due to increased average interest rates for our loan facilities, which were 7.35% for the first six months of 2023, compared to 3.25% in the first six months of 2022.

Interest Income was $1.2 million for the period ended June 30, 2023, compared to $nil for the same period in 2022. The amount relates solely to interest earned from time deposits. The increase mainly derived from the increase in the amount of time deposits in the first six months period June 30, 2023, in comparison with the same period in prior year.

Changes in fair value of warrants’ liability was $0.9 million for the period ended June 30, 2023, compared to $nil for the same period in 2022. The gain of $0.9 million resulted from the change in the fair value of the liability for the unexercised Series A warrants  as of June 30, 2023 as compared to the fair value that those warrants were initially measured and the settlements of the liability throughout the six months ended June 30,2023 that was recorded as a change in fair value of the warrant liability.

Inflation and Interest rates

Inflation has a near-term impact on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of June 30, 2023 and December 31, 2022, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $58.9 million and $27.4 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements’ issuance.

Cash Flow

As of June 30, 2023, cash and cash equivalents amounted to $69.7 million, compared to $38.7 million as of December 31, 2022. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by / (Used In) Operating Activities

Net cash provided by operating activities for the six-month period ended June 30, 2023, amounted to $40.8 million, compared to $1.6 million used in operating activities for the six-month period ended June 30, 2022. The increase of net cash provided by operating activities was mainly attributable to increased revenues, as a result of increased average time charter rates and to the decrease in the working capital outflow.

Net Cash Used In Investing Activities

Net cash used in investing activities in the six months ended June 30, 2023 and 2022 was $11.5 million and $4.0 million, respectively. The variance is mainly attributable to increase in advances for vessel acquisitions / under construction and other vessel costs by $8.2 million and the decrease of payments for vessels’ improvements by $0.7 million during the six-month period ended June 30, 2023.

Net Cash Provided By Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2023, was $1.7 million and mainly consists of the proceeds from the issuance of common stock and warrants of $11.4 million, the issuance of common stock under ATM program of $0.7 million and the issuance of preferred stock of $0.5 million, partially counterbalanced by loan repayments of $8.5 million, payments under the share buy-back program of $1.4 million and cash dividends on Series B and C preferred shares of $1.0 million.

Net cash provided by financing activities in the six months ended June 30, 2022, was $9.3 million and mainly consists of the proceeds of $5.0 million from the related party loan and the proceeds from the issuance of common stock and units of $8.5 million, partially counterbalanced by loan repayments of $4.0 million and payments of financing costs of $0.2 million.

Capital Expenditures

Our future capital expenditures relate to the purchase of tanker vessels, vessel under construction and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

Share Buy-Back Plan: Subsequent to the balance sheet date and up to August 4, 2023, the Company re-purchased and cancelled 164,493 common shares of gross value $0.1 million.

Nordea Bank Refinancing: On August 4, 2023, we refinanced the existing outstanding loan including interest of the amount of $17.9 million with Nordea bank which was initially entered to partially finance the acquisition of the vessels “Blue Moon” and “Briolette”, with a revolving credit in an aggregate amount not exceeding $20.0 million at any one time and will pay arrangement fees of $0.1 million. The new loan has a duration of 5 years from the signing date of the agreement, it will be paid in quarterly installments of the amount of $0.833 million with the remaining amount of $3.34 million to be paid on the maturity date and will bear variable interest at SOFR plus a fixed margin of 2.5% per annum.

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at June 30, 2023 (unaudited) and December 31, 2022
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2023	December 31, 2022
CURRENT ASSETS:
Cash and cash equivalents	$69,735	$38,726
Accounts receivable, net of provision for credit losses (Note 3)	9,049	9,110
Deferred voyage expenses	-	20
Inventories	710	3,037
Prepaid expenses and other assets	1,865	2,524
Current assets from discontinued operations	-	46
Total current assets	81,359	53,463

FIXED ASSETS:
Advances for vessel under construction and other vessels’ costs (Note 5)	10,911	-
Vessels, net (Note 6)	230,434	236,607
Property and equipment, net	57	72
Total fixed assets	241,402	236,679

NON-CURRENT ASSETS:
Restricted cash, non-current (Note 7)	1,000	1,000
Right of use asset under operating leases (Note 8)	127	163
Deferred charges, net	1,740	1,098
Other non-current assets	-	522
Prepaid charter revenue	-	54
Total non-current assets	2,867	2,837
Total assets	$325,628	$292,979

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 7)	$15,786	$16,746
Accounts payable, trade and other	2,386	4,580
Due to related parties (Note 4)	298	335
Accrued liabilities	2,050	2,889
Deferred revenue (Note 3)	1,889	1,378
Lease liabilities, current (Note 8)	61	73
Current liabilities from discontinued operations	-	98
Total current liabilities	22,470	26,099

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 7)	103,519	110,929
Other liabilities, non-current	181	156
Long-term lease liabilities (Note 8)	66	90
Commitments and contingencies (Note 8)	-	-
Fair value of warrants’ liability (Notes 9 and 11)	353	-
Total long-term liabilities	104,119	111,175

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 50,726 and 136,261 Series B, and 1,485,862 and 1,314,792 Series C issued and outstanding as at June 30, 2023 and December 31, 2022, respectively (Note 9)	16	15
Common stock, $0.01 par value; 500,000,000 shares authorized; 11,439,272 and 4,187,588 issued and outstanding as at June 30, 2023 and December 31, 2022, respectively (Note 9)	114	42
Additional paid-in capital (Note 9)	534,350	513,623
Other comprehensive income	66	66
Accumulated deficit	(335,507)	(358,041)
Total stockholders’ equity	199,039	155,705
Total liabilities and stockholders’ equity	$325,628	$292,979

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2023	2022
REVENUE:
Revenue (Note 3)	$60,984	$25,275

EXPENSES:
Voyage expenses	2,515	8,748
Vessel operating expenses	10,332	6,277
Depreciation and amortization of deferred charges (Note 6)	7,465	4,070
General and administrative expenses (Notes 4 and 9)	3,415	3,289
(Reversal) / Provision for credit losses and write offs (Note 3)	(55)	77
Foreign currency losses / (gains)	37	(53)
Operating income	$37,275	$2,867

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 4 and 7)	(5,364)	(1,090)
Interest income	1,206	13
Changes in fair value of warrants’ liability (Note 11)	966	-
Total other expenses, net	$(3,192)	$(1,077)

Net income	$34,083	$1,790

Income allocated to participating securities	(1)	-
Deemed dividend on Series B preferred stock upon exchange of common stock (Notes 9 and 10)	-	(9,271)
Deemed dividend to the Series C preferred stockholders due to triggering of a down- round feature (Notes 9 and 10)	(9,809)	-
Deemed dividend to the July 2022 and August 2022 warrants’ holders due to triggering of a down-round feature (Notes 9 and 10)	(789)	-
Dividends on preferred stock (Note 10)	(951)	(328)

Net income / (loss) attributable to common stockholders	$22,533	$(7,809)

Earnings / (Loss) per common share, basic, total (Note 10)	$2.43	$(27.29)

Earnings / (Loss) per common share, diluted, total (Note 10)	$1.00	$(27.29)

Weighted average number of common shares, basic (Note 10)	9,284,254	286,155

Weighted average number of common shares, diluted (Note 10)	32,366,729	286,155

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Income
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars)

	2023	2022

Net income	$34,083	$1,790
Comprehensive income	$34,083	$1,790

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income / (Loss)	Deficit	Total
Balance, December 31, 2021	337,500	$3	-	-	$-	$457,487	$(2)	$(370,139)	$87,349
- Net income	-	-	-	-	-	-	-	1,790	1,790
- Common shares exchanged for Series B preferred shares (Note 9)	(188,974)	(1)	793,657	-	8	9,264	-	(9,271)	-
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	-	80	-	-	80
- Issuance of common stock under ATM program, net of issuance costs	35,127	-	-	-	-	1,337	-	-	1,337
- Issuance of units, net of issuance costs	508,000	5	-	-	-	7,121	-	-	7,126
Balance, June 30, 2022	691,653	$7	793,657	-	$8	$475,289	$(2)	$(377,620)	$97,682

Balance, December 31, 2022	4,187,588	$42	136,261	1,314,792	$15	$513,623	$66	$(358,041)	$155,705
- Net income	-	-	-	-	-	-	-	34,083	34,083
- Compensation cost on restricted stock awards (Note 9)	-	-	-	-	-	26	-	-	26
- Issuance of common stock under ATM program, net of issuance costs (Note 9)	224,817	2	-	-	-	671	-	-	673
- Issuance of common stock and Series B warrants, net of issuance costs (Note 9)	5,556,000	56	-	-	-	7,713	-	-	7,769
- Alternative cashless exercise of Series A Warrants (Note 9)	3,164,850	31	-	-	-	2,658	-	-	2,689
- Series B preferred shares converted to Series C preferred shares, net of expenses (Note 9)	-	-	(85,535)	171,070	1	481	-	-	482
- Repurchase and retirement of common stock, including expenses (Note 9)	(1,693,983)	(17)	-	-	-	(1,420)	-	-	(1,437)
- Deemed dividend to the July 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	256	-	(256)	-
- Deemed dividend to the August 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	533	-	(533)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	9,809	-	(9,809)	-
- Dividends declared and paid on Series B preferred shares (at $0.50 per share) (Note 9)	-	-	-	-	-	-	-	(29)	(29)
- Dividends declared and paid on Series C preferred shares (at $0.625 per share) (Note 9)	-	-	-	-	-	-	-	(922)	(922)
Balance, June 30, 2023	11,439,272	$114	50,726	1,485,862	$16	$534,350	$66	$(335,507)	$199,039

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars)

	2023	2022
Cash Flows provided by / (used in) Operating Activities:
Net income	$34,083	$1,790
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 6)	7,465	4,070
Amortization of deferred financing costs	124	127
Financing costs	340	-
Changes in fair value of warrants’ liability	(966)	-
Amortization of prepaid charter revenue	54	-
Compensation cost on restricted stock and stock option awards (Note 9)	26	80
(Increase) / Decrease in:
Accounts receivable	61	(4,455)
Deferred voyage expenses	20	(17)
Inventories	2,327	2,032
Prepaid expenses and other assets	705	(2,553)
Right of use asset under operating leases	36	45
Other non-current assets	72	242
Increase / (Decrease) in:
Accounts payable, trade and other	(2,228)	(4,063)
Due to related parties	(37)	(92)
Accrued liabilities	(839)	1,485
Deferred revenue	511	-
Other liabilities, non-current	25	(1)
Lease liabilities under operating leases	(36)	(45)
Drydock costs	(934)	(239)
Net Cash provided by / (used in) Operating Activities	$40,809	$(1,594)
Cash Flows used in Investing Activities:
Advances for vessel acquisition / under construction and other vessel costs (Note 5)	(10,975)	(2,811)
Payments for vessels’ improvements (Note 6)	(510)	(1,199)
Property and equipment additions	(26)	(9)
Net Cash used in Investing Activities	$(11,511)	$(4,019)
Cash Flows provided by Financing Activities:
Proceeds from related party loans	-	5,000
Proceeds from issuance of common shares, net offering costs	-	7,126
Repayments of long-term bank debt (Note 7)	(8,494)	(3,955)
Issuance of common stock and warrants, net of issuance costs (Note 9)	11,438	-
Issuance of preferred stock, net of expenses (Note 9)	482	1,338
Common shares re-purchase and retirement, including expenses (Note 9)	(1,437)	-
Issuance of common stock under ATM program, net of issuance costs (Note 9)	673	-
Payments of financing costs	-	(200)
Cash dividends (Note 10)	(951)	-
Net Cash provided by Financing Activities	$1,711	$9,309
Net increase in cash, cash equivalents and restricted cash	$31,009	$3,696
Cash, cash equivalents and restricted cash at beginning of the year	$39,726	$9,574
Cash, cash equivalents and restricted cash at end of the period	$70,735	$13,270
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$69,735	$13,270
Restricted cash at the end of the period	1,000	-
Cash, cash equivalents and restricted cash at the end of the period	$70,735	$13,270
SUPPLEMENTAL CASH FLOW INFORMATION
Interest payments, net of capitalized amounts	$4,421	$910
Alternative cashless exercise of Series A Warrants	$2,689	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

1.	General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020. The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

The consolidated balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Furthermore, effective November 15, 2022, the Company effected a one-for-fifteen reverse stock split on its common stock. All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to these reverse stock splits retroactively, for all periods presented.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

Other matters

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. During the years ended December 31, 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. The Company’s revenues are impacted by fluctuations in spot charter rates for Aframax tankers. During the year ended December 31, 2021, the Company’s revenue came under pressure due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. However, during the year ended December 31, 2022 and during the period ended June 30, 2023, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions on Russian crude oil exports. As of June 30, 2023, and during the period ended June 30, 2023, the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future.

Furthermore, the outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. During the six months periods ended June 30, 2023 and 2022, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows. Also, the Company monitors elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on the Company’s operating expenses. Additionally, interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for the Company’s business.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023. There have been no material changes to these policies or pronouncements during the six months ended June 30, 2023, except as disclosed below:

Preferred Shares and Warrants Accounting: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as permanent equity, temporary equity or liability. The Company, when assessing the accounting of the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares takes into consideration ASC 480 to determine whether the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as permanent equity instead of temporary equity or liability. The Company further analyses the key features of the warrants, the pre-funded warrants, the Series B and Series C Preferred Shares to determine whether these are more akin to equity or to debt. In its assessment, the Company identifies any embedded features, examines whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed. For those warrants meeting the classification of liability, the initial recognition is at fair value and are remeasured at each balance sheet date with the offsetting adjustments recorded in change in fair value of warrant liabilities within the consolidated statements of operations. Upon settlement or termination, warrants classified as liabilities at fair value, are marked to their fair value at the settlement date and then the liability settled. The Company values its warrants classified as liabilities using the Black-Scholes option pricing model.

Accounting Pronouncements - Adopted

Reference Rate Reform (Topic 848): In 2020, the Board issued Accounting Standards Update No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place the sunset date of Topic 848 was deferred from December 31, 2022, to December 31, 2024 with the issuance of ASU 2022-06 in December 2022, after which entities will no longer be permitted to apply the relief in Topic 848. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. As of June 30, 2023, the Company has elected one of the optional expedients provided in the standard that allows entities with contract modifications within the scope of Topic 470; for which the terms that are modified solely relate to directly replacing, or having the potential to replace, a reference rate with another interest rate index, to account for the modification that meets the scope of paragraphs 848-20-15-2 through 15-3 as if the modification was not substantial. That is, the original contract and the new contract shall be accounted for as if they were not substantially different from one another, and the modification shall not be accounted for in the same manner as a debt extinguishment. The Company will continue to evaluate the potential impact of adopting the standards on its consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

3.	Revenue, Accounts Receivable and Provision for Credit Losses

Revenue and Accounts Receivable

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

For the six months ended June 30, 2023, Revenue amounted to $2,631 from spot charters, to $29,314 from time-charters and to $29,039 from pool charters. For the six months ended June 30, 2022, Revenue amounted to $13,225 from spot charters, to $0 from time-charters and to $12,050 from pool charters.
As of June 30, 2023, the balance of Accounts receivable, net of provision for credit losses amounted to $840 for the spot charters (of which $118 relates to contract assets), to $644 for the time-charters and to $7,565 for the pool charters. As of December 31, 2022, the balance of Accounts receivable, net of provision for credit losses amounted to $2,636 for the spot charters (of which $167 relates to contract assets), to $34 for the time-charters and to $6,440 for the pool charters.

As of June 30, 2023 and December 31, 2022, the balance of Deferred Revenue amounted to $1,889 and $1,378 respectively, and related solely to cash received up-front from the Company’s time-charter contracts.

For the six months ended June 30, 2023 and 2022, charterers that accounted for more than 10% of the Company’s revenue, were as follows:

Charterer	2023	2022
A	32%	-
B	19%	-
C	12%	-
D	16%	48%
E	-	15%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $8,316 and to $6,440 as of June 30, 2023 and December 31, 2022, respectively.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

 Provision for credit Losses

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of June 30, 2023 and December 31, 2022, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $54 and $109, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the six months ended June 30, 2023 and 2022, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(55) and $39, respectively, and for the six months ended June 30, 2023 and 2022 it also includes an amount of $0 and $38, respectively, representing demurrages write offs. No allowance was recorded on insurance claims as of June 30, 2023 and December 31, 2022, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

4.	Transactions with Related Parties

(a) Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross revenue of the tanker vessels, depending on the respective charter parties’ terms.

For the six months ended June 30, 2023, and 2022, commissions to Pure Brokerage amounted to $745, and $293, respectively, and are included in Voyage expenses in the accompanying unaudited interim consolidated statements of operations. Also, for the six months ended June 30, 2023, and 2022 brokerage fees to Pure Brokerage amounted to $144 and $90, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2023 and December 31, 2022, an amount of $298 and $335 was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(b) Mango Shipping Corp (“Mango”): On March 2, 2022, the Company entered into an unsecured credit facility with Mango, whose beneficial owner is the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, of up to $5,000, for general working capital purposes. The loan had a term of one year from the date of the agreement, bore interest of 9.0% per annum, and was drawn in arrears at the Company’s request. The agreement also provided for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. The Company drew down the $5,000 loan amount in two advances in March 2022, and repaid it in full on October 19, 2022 (see paragraph below). For the six months ended June 30, 2022 interest and commitment fees incurred in connection with the Mango loan amounted to $139 and are included in interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Arrangement fees of $200 were capitalized contra to debt and were amortized over the facility period under the straight-line method, while amortization of arrangement fees for the six months ended June 30, 2022 amounted to $64 and are also included in interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 271,078 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 4.20 Series B Preferred Shares for each common Share (Note 9). The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 were beneficially owned by Aliki Paliou through Mango, and 28,171 were beneficially owned by Andreas Michalopoulos. On October 17, 2022, the Company entered into a stock purchase agreement with Mango pursuant to which it agreed to issue to Mango in a private placement  1,314,792 Series C Preferred Stock in exchange for (i) all 657,396 Series B Preferred Shares held by Mango, and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility. The transaction was approved by a special independent committee of the Company’s Board of Directors. On October 19, 2022, the Company repaid the remaining amount due to the credit facility of $70, together with accrued interest, and terminated the agreement.

The Series C Preferred stock is entitled to an annual dividend of 5.00% (Note 9). For 2023, dividends declared and paid to Mango on its Series C preferred shares amounted $822, (or $0.625 per each Series C preferred share), and were calculated for the period from January 1, 2023 until June 15, 2023. On June 30, 2023, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $68 (Note 9). As of June 30, 2023, there are no Series B preferred shares held by Mango. For the six months period ended 2022, dividends accrued but not declared on Series B preferred shares held by Mango amounted to $272.

For the details of the terms of the Series C and Series B preferred stock, and the respective accounting treatment followed by the Company, please refer to Note 9.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

5.	Advances for Vessel Under Construction and Other Vessels’ Costs

On March 7, 2023, the Company, through a newly established subsidiary, entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a product/crude oil tanker of approximately 114,000 dwt. The newbuilding (Hull 1515) has a gross contract price of $63,250 and the Company expects to take delivery of it by the end of October 2025. The shipbuilding contract provides that the purchase price of the newbuilding will be paid in five installments, with the first one at $9,488, the second, third and fourth at $6,325 each, and the final installment for the balance of the amount or $34,787. On April 13, 2023, the Company paid the first installment of $9,488 for the Hull 1515 according to the terms of the shipbuilding contract. In addition, imputed interest amounting to $153 and other paid costs amounting to $1,270 were capitalized to the vessel under construction for the six months ended June 30, 2023 and included in Advances for Vessel Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet as of June 30, 2023. The amount of $10,911 is also reflected in line “Advances for vessel acquisition / under construction and other vessel costs” in the unaudited interim consolidated statements of cash flows.
Advances for vessel under construction and other vessels’ costs as of June 30, 2023 and December 31, 2022 consisted of the following:

	June 30, 2023	December 31, 2022
Pre-delivery installments	$9,488	$-
Capitalized costs	1,423	-
Total	$10,911	$-

6.	Vessels, net

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2022	$254,296	$(17,689)	$236,607
- Vessels’ improvements transferred from other non-current assets	450	-	450
- Vessels’ improvements	510	-	510
- Depreciation	-	(7,133)	(7,133)
Balance, June 30, 2023	$255,256	$(24,822)	$230,434

During the six months ended June 30, 2023, the Company capitalized an amount of $510 and an amount of $450 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “P. Kikuma”. The amount of $510 which was paid during the six months ended June 30, 2023 is also reflected in line “Payments for vessels’ improvements” in the accompanying unaudited interim consolidated statements of cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

7.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	June 30, 2023	Current	Non-current	December 31, 2022	Current	Non-current

Nordea Bank secured term loan	$18,792	$3,739	$15,053	$20,663	$3,740	$16,923
Piraeus Bank secured term loans	63,060	8,073	54,987	67,584	9,048	58,536
Alpha Bank secured term loans	38,150	4,200	33,950	40,250	4,200	36,050
less unamortized deferred financing costs	(697)	(226)	(471)	(822)	(242)	(580)
Total debt, net of deferred financing costs	$119,305	$15,786	$103,519	$127,675	$16,746	$110,929

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at SOFR or LIBOR plus a fixed margin ranging from 2.35% to 2.85%. Their maturities fall due from July 2024 to December 2027, and at each utilization date, arrangement fees ranging from 0.50% to 1.00% were paid. As of June 30, 2023, the term loans were collateralized by the Company’s eight tanker vessels, whose aggregate net book value was $230,434.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter. The “P. Fos” trance was repaid in full and released from the loan agreement in November 2022, due to the vessels’ sale. Furthermore, the “P. Yanbu” and the “P. Kikuma” trances were also released from the specific loan agreement in July and December 2022, respectively, as part of their refinancing under the new loan agreements with Piraeus Bank signed in June and November 2022 (discussed below), and as such, the specific loan agreement was terminated.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

In June 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Sophia” and “P. Yanbu”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $31,933. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24,600 and refinance the existing indebtedness of $7,333 of the vessel “P. Yanbu”. The Company utilized the full amount of $31,933 in July 2022. On May 29, 2023, the Company signed a Supplemental loan agreement with Piraeus Bank, the purpose of which was to replace LIBOR rate with SOFR rate, effective June 1, 2023. All other terms of the loan agreement remained unaltered. The Company accounted for the Supplemental loan agreement as a contract modification.

In November 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Monterey” and “P. Kikuma”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $37,400. The purpose of this facility was to finance the acquisition of “P. Monterey” by up to $29,615 and refinance the existing indebtedness of $7,785 of the vessel “P. Kikuma”. The Company utilized the amount of $36,450 in November 2022, and no amount remained available for drawdown thereafter.

Also in November 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank S.A (“Alpha Bank”), to support the acquisition of the vessel by providing a secured term loan of up to $18,250. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in November 2022.

Finally, in December 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22,000. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in December 2022.

All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at June 30, 2023 and December 31, 2022, the maximum compensating cash balance required under the Company’s loan agreements amounted to $10,500 and $10,500, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at June 30, 2023 and December 31, 2022, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $1,000, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets.  As at June 30, 2023 and December 31, 2022, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s bank loans for the six months ended June 30, 2023 and 2022, was 7.35% and 3.25%, respectively.

For the six months ended June 30, 2023 and 2022, interest expense on long-term bank debt amounted to $4,427 and $789, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations. Accrued interest on bank debt as of June 30, 2023 and December 31, 2022, amounted to $396 and $390, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets. Capitalized interest amounting to $153 for the six months ended June 30, 2023, was capitalized to the vessel under construction cost, presented under Advances for vessel under construction and other vessels’ cost in the accompanying consolidated balance sheets (Note 5).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

As at June 30, 2023, the maturities of the drawn portions of the debt facilities described above, are as follows:

Principal Repayment

July 1, 2023 through June 30, 2024	$16,012
July 1, 2024 through June 30, 2025	26,352
July 1, 2025 through June 30, 2026	11,298
July 1, 2026 through June 30, 2027	11,298
July 1, 2027 through December 31, 2027	55,042
Total	$120,002

8.	Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b) As of June 30, 2023, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of June 30, 2023, non-cancelable time charter contracts are estimated at $44,927 until June 30, 2024, and at $7,420 until June 30, 2025.

(c) The Company has entered into a shipbuilding contract for the construction of product/crude oil tanker of approximately 114,000 dwt (Note 5). As at June 30, 2023, the remaining installments under the contract for the construction of hull H1515, amounted to $53,762.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(d) The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts, and as of June 30, 2023, the weighted-average remaining lease term for all lease agreements is 2.09 years. The contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $127 and $163, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the June 30, 2023 and December 31, 2022 balance sheets. The weighted average discount rate used for the calculation of the present value of future lease payments was 4.00%. The monthly rent cost under the existing as of June 30, 2023 lease agreements are $7 (based on the exchange rate of Euro/US Dollar $1.098 as of June 30, 2023). Rent expenses for the six months ended June 30, 2023 and 2022 amounted to $46 and $47 respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated financial statements.  The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as June 30, 2023 and 2022 as no impairment indicators existed.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2023:

Amount
Year 1	$65
Year 2	62
Year 3	10
Total	$137
Less imputed interest	(10)
Present value of lease liabilities	$127

Lease liabilities, current	61
Lease liabilities, non- current	66
Present value of lease liabilities	$127

9.     Changes in Capital Accounts

(a) Company’s Preferred Stock: As of June 30, 2023 and December 31, 2022, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares, 1,200,000 have been designated Series B preferred shares, and 1,587,314 have been designated as Series C Preferred Shares (see paragraph (b) below). As of June 30, 2023, 50,726 Series B preferred shares and 1,485,862 Series C preferred shares were issued and outstanding. As of December 31, 2022, 136,261 Series B preferred shares and 1,314,792 Series C preferred shares were issued and outstanding.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(b) Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock, and Issuance of Shares of Series C Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 271,078 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock (“Series B Preferred Shares”), par value $0.01, at a ratio of 4.20 Series B Preferred Shares for each common Share.

The material terms of the Series B Preferred Shares are as follows: 1) Dividends: The Company pays a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; 2) Voting Rights: Each Series B Preferred Share has no voting rights; 3) Conversion Rights: Each Series B Preferred Share was  convertible at the option of the holder during the applicable conversion period which expired on March 15, 2023 for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below); 4) Liquidation: Each Series B Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Also, upon the occurrence of a liquidation event, holders of Series B Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon;  6) Rank: Finally, the Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares (with aggregate liquidation preference of $19,841), out of which 657,396 were acquired by Aliki Paliou through Mango (Note 4), and 28,171 were acquired by Andreas Michalopoulos.

For the six months ended June 30, 2023 and 2022, declared and paid dividends on Series B preferred shares amounted to $29 (or $0.50 per each Series B preferred share) and $nil respectively. As of June 30, 2023 and 2022 accrued and not paid dividends on Series B preferred shares amounted to $2 and $328 respectively.

On October 17, 2022, the Company entered into a stock purchase agreement with Mango, pursuant to which  it agreed to issue to Mango in a private placement 1,314,792 shares (with aggregate liquidation preference of $32,870) of its newly-designated Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Shares”) in exchange for (i) all 657,396 Series B Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility agreement dated March 2, 2022 (Note 4) and made between the Company as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. The Company repaid on October 19, 2022 the remaining amount due to the credit facility of $70, and any remaining accrued interest, and terminated the loan agreement with Mango. The transaction was approved by a special independent committee of the Company’s Board of Directors. The authorized number of Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, is 1,587,314, out of which 1,314,792 shares were issued to Mango.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

The remaining Series C Preferred Shares could be issued not earlier than one year from the date of original issuance of the Series B Preferred Shares. In this respect, on February 13, 2023, the Company notified its Series B preferred stockholders, that pursuant to the effective registration statement on Form F-3 filed by the Company with the U.S. Securities and Exchange Commission on January 27, 2023, the holders of the Company’s issued and outstanding Series B Preferred Shares may at any time through and including March 15, 2023, convert, at the option of the holder, one Series B Preferred Share, for additional cash consideration of $7.50 per converted Series B Preferred Share, into two shares of Series C Convertible Cumulative Perpetual Preferred Stock. Upon the closing of the conversion period on March 15, 2023, 85,535 Series B preferred shares have been converted to 171,070 Series C preferred shares, and the net proceeds received, after deducting commissions and other expenses, amounted to $482.

The material terms of the Series C Preferred Shares are as follows: 1) Dividends: Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance, and can be paid either in cash, or, at the Company’s option, through the issuance of additional common shares; 2) Voting Rights: Each holder of Series C Preferred Shares is entitled, from the date of issuance of the Series C Preferred Shares, to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. The holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Company’s shareholders (with certain exceptions); 3) Conversion Rights: The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by an initial conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period,  being any time on or after the date that is the date immediately following the six-month anniversary of October 17, 2022 (or “the Original Issuance Date”), on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all, or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50 (this conversion price adjustment clause is further analyzed later); 4) Liquidation: Each Series C Preferred Share has a fixed liquidation preference of $25.00 per share;  5) Redemption: The Series C Preferred Shares are not subject to mandatory redemption, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, in whole or in part, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. The Company shall effect any such redemption by paying a) cash or, b) at the Company’s election, and provided on the date of the redemption notice less than 25% of the authorized number of Series C are outstanding, shares of common stock valued at the volume-weighted average price of common stock for the last 10 trading days prior to the redemption date. Also, upon the occurrence of a liquidation event, holders of Series C Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series C Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: The Series C Preferred Shares rank senior to common shares, and on a parity with the Series B Preferred Stock, with respect to dividend distributions and distributions upon any liquidation.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

For the six months ended June 30, 2023 and 2022, declared and paid dividends on the Series C preferred shares amounted to $922 (or $0.625 per each Series C preferred share), out of which $822 and $nil were paid to Mango, respectively. On June 30, 2023 and 2022, accrued and not paid dividends on the Series C preferred shares, amounted to $87 and $nil, respectively (Note 4).

The Company, when assessing the accounting of the Series B preferred stock, has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability.  The preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock weighted the probabilities: a) that the Series B are not further exchanged for Preferred C shares, and b) that the Series B are converted to Series C on the applicable conversion date. The fair value of the conversion option embedded in the Series C Preferred Shares was estimated using the Black & Scholes model. Moreover, the Company’s valuation used the following assumptions: (a) stated dividend yields for the Series B preferred stock and Series C preferred stock, (b) cost of equity of 11.07%, based on the CAPM theory; (c) expected volatility of 77%, (d) risk free rate of 1.66% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $3.09 (which was the current market price as of the date of the fair value measurement) and (f) expected life of convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders that should be deducted from the net income to arrive to the net income available to common stockholders (Note 10). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

Accordingly, in its assessment for the accounting of the Series C preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series C preferred shares should be classified as permanent equity rather than temporary equity or liability.  The Series C preferred stock was measured as of the date of their issuance, being October 17, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $26,809. The fair value of the preferred stock was estimated as the sum of two components: a) the “straight” preferred stock component, using the discounted cash flow model, and b) the embedded option component, using the Black & Scholes model. For this assessment, the Company’s valuation used the following assumptions: (a) stated dividend yield for the Series C preferred stock, (b) cost of equity of 10.38%, based on the CAPM theory; (c) expected volatility of 89%, (d) risk free rate of 4.23% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $0.31 (which was the current market price as of the date of the fair value measurement), and (f) expected life of  convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. The Company’s valuation determined that the transaction resulted in an excess value of the Series C preferred shares of $6,944, or $5.28 per preferred share, as compared to the sum of the amount of $4,930 (being the carrying value of the amount applied by the Company as a prepayment to the loan facility with Mango) and the carrying value of the Series B preferred shares exchanged, that was transferred from the preferred Series B holders to the preferred Series C holders on the measurement date, and that that value represented a deemed dividend to the preferred Series C holders that should be deducted from the net income to arrive to the net income available to common stockholders. The carrying value of the Series B preferred shares exchanged by Mango on the measurement date was $14,935.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

As discussed above, the conversion price adjustment clause of the Series C Preferred Shares provides for a reduction in the initial conversion price in case, subsequent to the issuance of the Series C preferred shares, any of the following, among others, happens: a) upon stock dividend, split, or reverse stock split, or b) in case the Company issues equity securities at prices below the conversion price of the Series C preferred shares then in effect. The Company concluded that the feature mentioned in b) above provides protection to investors in promising to give each Series C holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. During 2022, the conversion price has been adjusted from $0.50 to $7.50, after the reverse stock split on November 15, 2022 and was further adjusted to $3.51 following the triggering of the down round feature in December 2022 because of the issuance of common shares through the ATM offering (as discussed below). From January 11, 2023, to January 26, 2023, because of the issuance of common shares through the ATM offering (as discussed below), the conversion price was seven times adjusted, and was gradually reduced to $2.60, and finally, on March 1, 2023, due to the registered direct offering (discussed below) the conversion price was further reduced to $1.36. To measure the effect of the down-round feature the Company performed fair value measurements as determined through Level 3 inputs of the fair value hierarchy by applying the same methodology as per initial fair value measurement for Series C preferred stock. For this assessment the Company updated the Level 3 inputs as follows: (a) expected volatility in a range of 86.83% to 118.14% for the valuation of the instrument on the triggering dates, and (b) expected life of convertibility option of the Series C preferred shares to common shares from 1 to 5 years. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. In this respect, the Company determined an aggregate measurement of the down round feature of $9,809, which was accounted for as a deemed dividend that should be deducted from the net income to arrive to the net income available to common stockholders (Note 10).

(c)  Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 8,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 2,000 shares for an exercise price of $150.00 per share, 1,667 shares for an exercise price of $187.50 per share, 1,333 shares for an exercise price of $225.00 per share, 1,000 shares for an exercise price of $300.00 per share, 1,000 shares for an exercise price of $375.00 per share, and 1,000 shares for an exercise price of $450.00 per share. Until June 30, 2023, 8,000 options were outstanding.

(d) Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 35,922 shares, and further approved 4,481 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020, and the remainder three fourths vest ratably over three years from the issuance date. As at June 30, 2023, 31,441 restricted common shares remained reserved for issuance under the Plan.

Following the resignation of four of the Company’s board members on February 28, 2022, the Company decided to accelerate the vesting of any unvested shares on the date of their resignation as a severance benefit and the Company recognized the corresponding compensation cost during the first quarter of 2022. During the six months ended June 30, 2023 and 2022, the aggregate compensation cost on restricted stock amounted to $26 and $80 respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2023 and December 31, 2022, the total unrecognized compensation cost relating to restricted share awards was $26 and $52, respectively.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

During the six months ended June 30, 2023 and 2022, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2021	2,240	$71.40
Granted	-	-
Vested	(1,540)	71.40
Forfeited or expired	-	-
Outstanding at June 30, 2022	700	$71.40
Granted	-	-
Vested	(350)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2022	350	71.40
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at June 30, 2023	350	$71.40

As at June 30, 2023, the weighted-average period over which the total compensation cost related to non-vested restricted stock, as presented above, is expected to be recognized, is 0.50 years.

(e) At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market (or “ATM”) Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During the six months ended June 30, 2022, a total of 35,128 common shares were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $1,338. The Company terminated the specific ATM agreement effective August 23, 2022.

Furthermore, on December 9, 2022, the Company entered into an At The Market (or “ATM”) Offering Agreement with Virtu Americas LLC (“Virtu”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $30,000 of its common shares, par value $0.01 per share. During 2022, a total of 140,379 common shares were issued as part of the Company’s ATM offering with Virtu, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $450. From January 1, 2023 and up to February 27, 2023, when the Company terminated its ATM agreement with Virtu, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $673.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(f) Equity Offerings of 2022: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 76,200 common shares and/or prefunded warrants and / or 76,200 Class A warrants, at the public offering price, less underwriting discounts and commissions. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of $7,126 including the partial exercise of the over-allotment option by the underwriters of 59,366 Class A Warrants to purchase up to 59,366 common shares at $0.01 per share.

Furthermore, on July 18, 2022, the Company completed a direct offering of 1,133,333 common shares and warrants to purchase up to 1,133,333 common shares (the “July 2022 Warrants”) at a concurrent private placement. The combined effective purchase price for one common share and one warrant to purchase one common share was $5.25. Each warrant is immediately exercisable for one common share at an initial exercise price of $5.25 per share, and will expire in five and a half years from issuance. The offering closed on July 19, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of approximately $5,271.

The July 2022 Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause (discussed below), which was assessed by the Company as a down round feature. Following to the registered direct offering of August 12, 2022 (discussed below) the July 2022 Warrants’ exercise price has been reduced to $4.75, and following the share issuances through the Company’s ATM offering in December 2022 (discussed in (f) above), the July 2022 Warrants’ exercise price has been reduced to $3.51 according to the terms of the Form of Warrant. Furthermore, from January 11, 2023, to January 26, 2023, the July 2022 Warrant’s exercise price was seven times adjusted because of the issuance of common shares through the ATM offering (discussed in (f) above), and was gradually reduced to $2.60, while on March 1, 2023, due to the registered direct offering (discussed in (g) below) their exercise price was further reduced to their floor price of $1.65.

Finally, on August 12, 2022, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 2,222,222 of its common shares and warrants to purchase 2,222,222 common shares (the “August 2022 Warrants”) at a price of $6.75 per common share and accompanying warrant in a registered direct offering. The August Warrants are immediately exercisable, expire five years from the date of issuance, and had an initial exercise price of $6.75 per common share. The offering closed on August 16, 2022, and the Company received net proceeds, after deducting underwriting discounts and commissions and expenses, of approximately $13,707.

The August 2022 Warrants have similar terms to the July 2022 Warrants, including the exercise price adjustment clause that constitutes a down-round feature. Further to the share issuances through the Company’s ATM offering in December 2022 (discussed previously), the August 2022 Warrants’ exercise price has been reduced to $3.51, according to the terms of the Form of Warrant. Furthermore, from January 11, 2023, to January 26, 2023, the August 2022 Warrant’s exercise price was seven times adjusted because of the issuance of common shares through the ATM offering, and was gradually reduced to $2.60, while on March 1, 2023, due to the registered direct offering (discussed below) their exercise price was further reduced to their floor price of $1.65.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

The exercise price adjustment clause of the July 2022 and August 2022 Warrants provides for a reduction in the warrants’ initial exercise price in case the company, subsequent to the warrants issuance: a) issues equity securities at prices below the initial exercise price of the July 2022 and August 2022 Warrants, or b) the Company’s stock trades below the July 2022 and August 2022 Warrants’ exercise price during any of the five trading sessions following the issuance of such equity securities. The Company concluded that the specific feature provides protection to investors in promising to give each warrant holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the Company’s registered offering in August 2022, the down round feature of the July 2022 Warrants was triggered. Consequently, the Company measured the value of the effect of the feature as of the August 18, 2022, being the date that the down round feature was triggered and determined an approximate measurement of the down round feature of $22, which was accounted for as a deemed dividend. Moreover, following the ATM offering with Virtu (discussed previously) and the registered Direct Offering of March 2023 (discussed below) during which common shares were issued, the down round features of the July 2022 and August 2022 Warrants were triggered. In this respect, during the six months ended June 30, 2023, the down round features were triggered on eight different dates, leading to a combined effect of an approximate value of $256 and $533, for the July 2022 and the August 2022 Warrants, respectively, which were accounted for as deemed dividends. The deemed dividends resulting from the re-valuation of the July 2022 and August 2022 Warrants are deducted from the net income to arrive to the net income available to common stockholders (Note 10). The fair values of the warrants, that were assessed on the dates of triggering of the down-round features as discussed previously, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility.

As of June 30, 2023, the Company had 11,439,272 common shares outstanding, and 4,122,921 common shares that potentially could be issued upon exercise of the outstanding Class A Warrants, July Warrants and August Warrants as at June 30, 2023.

(g) Registered Direct Offering of March 2023: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A Warrants to purchase up to 3,611,400 common shares and (iii) Series B Warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A Warrant and each Series B Warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Both Series A and Series B Warrants have similar terms with the Class A Warrants, with the only significant difference being the “alternative cashless exercise feature” included in the Series A Warrants. In particular, each Series A Warrant could become exchangeable for one common share beginning on the earlier of 30 days following the closing of the Offering and the date on which the cumulative trading volume of the Company’s common shares following the date of entry into a securities purchase agreement with the purchasers in this offering exceeds 15,000,000 shares. The alternative cashless exercise provisions were met on March 7, 2023.  The Company concluded that the Series B warrants met the criteria for equity classification while the alternative cashless exercise of the Series A Warrants, precludes the Series A Warrants from being considered indexed to the Company’s stock. In this respect, the Company recorded the Series A Warrants as noncurrent liabilities under Fair value of warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying unaudited interim consolidated statement of operations. Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are carried at fair value, the Company’s financial results will reflect the volatility and changes in these estimates and assumptions. At closing, the Company received proceeds of $11,438, net of placement agent’s fees and expenses. As of the date the Company completed the registered direct offering, the Company valued the Series A Warrants using the Black-Scholes model with a fair value of $1.11 per Series A Warrant or $4,008 in aggregate, while the remaining gross proceeds of the offering amounting to $8,492 (net proceeds of $7,770) where allocated to common shares and Series B warrants with the residual value method. Issuance costs of $340 were expensed immediately in a prorated manner, taking into account the portion of the liability recorded at inception included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. As of June 30, 2023 the Company received notices of alternative cashless exercises for 3,164,850 Series A Warrants for equal amount of common shares and marked the warrants to their fair value at the settlement date and then settling the warrant liability. As of June 30, 2023, the Company re-valued 446,550 outstanding Series A Warrants using Black-Scholes model with a fair value of $353. The gain of $966 resulting from the change in the fair value of the liability for the unexercised warrants and the settlements of the liability throughout the period was recorded as a change in fair value of the warrant liability and is presented in “Change in fair value of the warrant’s liability” in the accompanying consolidated statements of operations. The Series A Warrants fair value as of settlement and measurement dates per discussion above, was determined through Level 2 inputs of the fair value hierarchy as determined by management. The fair value of the Series A Warrants weighted the probability that the Series A Warrants are alternatively cashless exercised for common shares, while the Black & Scholes model was applied under the following assumptions: (a) expected volatility (d) risk free rate (e) market value of common stock of, which was the current market price as of the date of each fair value measurement. Fair value sensitivity is driven by the stock price at the time of valuation and is limited in terms of the other parameters. The aggregate amount of outstanding warrants Series A and Series B as of June 30, 2023, were 446,550 and 4,167,000, respectively.
(h) Share Buy-Back Plan: In April 2023, the Company’s Board of Directors authorized a share repurchase program to purchase up to an aggregate of $2,000 of the Company’s common shares. During the six months ended June 30, 2023, the Company re-purchased 1,693,983 common shares of value $1,437.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(i) NASDAQ Notification: On April 18, 2023, the Company received written notification from NASDAQ, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from March 6, 2023 to April 17, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on The NASDAQ Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until October 16, 2023. The Company intends to cure this deficiency within the prescribed time period.

10.	Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic and diluted earnings per share calculation purposes. For the six months ended June 30, 2023, the dividend declared and accrued in aggregate amounting to $951 to its Series B and Series C preferred stockholders, while for the six months ended June 30, 2022, the Company did not declare any dividends but the accrued dividends amount was $328. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method. For the six months ended June 30, 2023, the computation of diluted earnings per share reflects i) the potential dilution from conversion of outstanding preferred convertible stock Series B and C, calculated with the “if converted” method which resulted in 22,314,730 shares, and ii) the potential dilution from the exercise of warrants Series A (either exercised during the period end or outstanding) using the treasury stock method which resulted in 767,745 shares and the deduction of $966, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders.

For the six months ended June 30, 2023, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, all other outstanding warrants considered to be out of the money (Class A Warrants, July Warrants, August Warrants and Series B Warrants) and the non-exercised stock options calculated with the treasury stock method. For the six months ended June 30, 2022, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, Class A warrants considered to be out of the money and the non-exercised stock options calculated with the treasury stock method.

For the six months ended June 30, 2023, net income is significantly adjusted by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $9,809, (Note 9 (b)),  by a deemed dividend to the holders of the July and August 2022 Warrants of $789 as a result of triggering of a down-round feature (Note 9 (f)), and also by an amount of $951 representing dividends on Series B and Series C Preferred Stock (Note 9 (b)), to arrive at the net income attributable to common equity holders.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

For the six months ended June 30, 2022, net income is significantly adjusted by an amount of $9,271 representing deemed dividends on Series B preferred stock upon exchange of common stock (Note 9 (b)), and also by an amount of $328 representing dividends on Series B and Series C Preferred Stock (Note 9 (b)), to arrive at the net loss attributable to common equity holders.

The following table sets forth the computation for basic and diluted earnings (losses) per share:

	2023		2022
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$34,083	$34,083	$1,790	$1,790
Income allocated to participating securities	(1)	(1)	-	-
less deemed dividends on Series B preferred stock upon exchange of common stock	-	-	(9,271)	(9,271)
less deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	(9,809)	-	-	-
less deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature	(789)	(789)	-	-
less dividends on preferred stock	(951)	-	(328)	(328)
less Changes in fair value of warrants’ liability	-	(966)	-	-
Total net income / (loss) attributable to common stockholders	22,533	32,327	(7,809)	(7,809)

Weighted average number of common shares, basic	9,284,254	9,284,254	286,155	286,155
Effect of dilutive shares	-	23,082,475	-	-
Weighted average number of common shares, diluted	9,284,254	32,366,729	286,155	286,155

Earnings / (Loss) per common share	$2.43	$1.00	$(27.29)	$(27.29)

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

11.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Series A warrants liability is measured at each reporting period end and at each settlement date using the Black & Scholes model for the valuation of these instruments, as discussed above (Note 9). The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations. During the six months ended June 30, 2023, the Company measured on a non-recurring basis the fair values of the Series C Preferred Shares (as discussed above Note 9 (b)), July 2022 and August 2022 Warrants using Level 3 inputs of the fair value hierarchy, before and after the triggering of the down round features. These valuations resulted:

•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 11, 2023, of $1,539 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 12, 2023, of $447 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 13, 2023, of $39 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 19, 2023, of $250 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 20, 2023, of $486 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 25, 2023, of $1,486 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 26, 2023, of $171 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of March 1, 2023, of $5,391 (Note 9).

As of June 30, 2023, the deemed dividend for the Company’s July 2022 Warrants and August 2022 Warrants that resulted from the fair value measurement of the down round features of July 2022 and August 2022 Warrants amounted to $256  and $533, respectively, both triggered similarly to Series C Preferred Shares above (Note 9).

The Company recorded gain from the Series A warrants measured on non-recurring basis at settlement dates amounting of to $628 and on recurring basis as of each measurement date amounting of $338. The Series A Warrants fair value as of settlement and measurement dates per discussion above (Note 9 (g)), was determined through Level 2 inputs of the fair value hierarchy as determined by management. As of March 31, 2023 and June 30, 2023, the Company measured on recurring basis the fair value of the outstanding Series A Warrants at each measurement date of 1,021,800 and 446,550 Series A warrants, respectively, in the amount of $788 and $353, respectively. The Company measured on a non-recurring basis the fair value of Series A Warrants on each of the respective exercise dates as follows:

•	on March 7, 2023, 42,900 Series A Warrants in the amount of $37,
•	on March 8, 2023, 1,811,550 Series A Warrants in the amount of $1,612,
•	on March 9, 2023, 400,400 Series A Warrants in the amount of $340,
•	on March 10, 2023, 320,450 Series A Warrants in the amount of $269,
•	on March 17, 2023, 14,300 Series A Warrants in the amount of $11,
•	on June 15, 2023, 575,250 Series A Warrants in the amount of $420.

During 2022, the Company measured on a non-recuring basis its newly-issued equity instruments on their appropriate measurement dates, using Level 3 inputs of the fair value hierarchy. These valuations resulted:
•	for the Company’s Series B Preferred Shares as of January 27, 2022, which was the date of the instrument’s issuance, to a fair value of $18,030 (Note 9 (b)),
•	for the Company’s Series C Preferred Shares as of October 17, 2022, which was the date of the instrument’s issuance, to a fair value of $26,809 (Note 9 (b)).

12.	Subsequent Events

(a) Share Buy-Back Plan: Subsequent to the balance sheet date and up to August 4, 2023, the Company re-purchased and cancelled 164,493 common shares of gross value $146.

(b) Nordea Bank refinancing: On August 4, 2023, the Company refinanced the existing outstanding loan including interest of the amount of $17,886 with Nordea bank which was initially entered to partially finance the acquisition of the vessels “Blue Moon” and “Briolette” as discussed above (see Note 7), with a revolving credit in an aggregate amount not exceeding $20,000 at any one time and will pay arrangement fees of $140. The new loan has a duration of 5 years from the signing date of the agreement, it will be paid in quarterly installments of the amount of $833 with the remaining amount of $3,340 to be paid on the maturity date and will bear variable interest at SOFR plus a fixed margin of 2.5% per annum.